Exhibit 2.2

Minco GOLD Corporation

Management’s Discussion and Analysis

For the THREE and six MONTH ended JUNE 30, 2017

This Management’s Discussion and Analysis (“MD&A”) of Minco Gold Corporation (“we”, “our”, “us”, “Minco Gold” or the “Company”) has been prepared on the basis of available information up to August 15, 2017, the date of this MD&A. This MD&A should be read in conjunction with the unaudited condensed interim financial statements and notes thereto prepared by management for the three and six months ended June 30, 2017 and the audited financial statements and notes thereto for the most recent years ended December 31, 2016. The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as noted, all financial amounts are expressed in Canadian dollars. All references to "$" and "dollars" are to Canadian dollars, all references to “US$” are United States dollars and all references to "RMB" are Chinese Renminbi.

Additional information, including the Company’s audited financial statements, the MD&A, and the annual report on Form 20-F for the year ended December 31, 2016, is available under the Company's profile on SEDAR at www.sedar.com. The Company’s audit committee reviews the condensed interim financial statements and the MD&A, and recommends approval to the Company’s board of directors.

Minco Gold was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. The Company changed its name to Minco Gold in 2007. The Company’s common shares are currently traded on the TSX Venture exchange (TSX-V) under the symbol MMM and on the OTC Market in the USA (OTCQX) under the symbol MGHCF. The Company’s shares were previously traded on the Toronto Stock Exchange (“TSX”) under the symbol “MMM” and the NYSE MKT under the symbol “MGH” during the year ended December 31, 2016.

As at the six months ended June 30, 2017 and the date of this MD&A, the Company had 50,733,381 common shares and 5,998,334 stock options outstanding, for a total of 56,731,715 common shares outstanding, on a fully diluted basis.

Table of Contents

1.	Highlights for the period
2.	Investments at fair value and Mineral Properties update
3.	Results of Operations
4.	Summary of Quarterly Results
5.	Liquidity and Capital Resource
6.	Off - Balance Sheet Arrangements
7.	Transactions with Related Parties
8.	Critical Accounting Estimates
9.	Accounting Standards Issued but Not Yet Applied
10.	Financial Instruments
11.	Financial Risk Factors
12.	Disclosure Controls and Procedures and Internal Controls over Financing Reporting
13.	Cautionary Statement on Forward Looking Information

(1)

1.       Highlights for the period

Change of business and change of listing stock exchange

On November 11, 2016, the Company submitted an application to the Toronto Stock Exchange (“TSX”) for delisting from the TSX and listing on the TSX Venture Exchange (“TSX-V”) as a Tier 1 Investment Issuer. At the same time, the Company also has changed its business from an exploration company into an investment issuer engaged in investing in privately and publicly traded companies (“COB”). Types of investments include common shares, preferred shares, warrants, royalties, convertible debentures, bridge loans, and other investment vehicles selected to create value and return for the shareholders.

The Company has received a conditional approval from the TSX-V on February 16, 2017 and a final approval on April 20, 2017. Effective Monday, May 1, 2017, the Company’s common shares commenced trading on the TSX-V under the symbol “MMM”, and the Company’s common shares were delisted from the TSX effective Friday, April 28, 2017.

In conjunction with the new business strategy, the Company has begun the process of divesting all remaining mineral property interests held in China. See discussion in the section 2 of this MD&A.

More details of the Company’s COB are disclosed in the filing statement filed in November 2016 on www.sedar.com under the Company’s profile. The filing statement includes an investment policy, which has been adopted by the Company to govern its investment activities. The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

During the six months ended June 30, 2017, the Company filed a Form 25 (“Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934”) with the Securities and Exchange Commission (the “SEC”) to initiate a voluntary delisting from the NYSE Mkt of the Company’s outstanding common shares and the deregistration of the common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company decided to delist its common shares in light of its change of business focus from mineral exploration to an investment company strategy. The Company’s common shares continue to be registered with the SEC under Section 12(g) of the Exchange Act and, therefore, the Company continues to be subject to the SEC reporting requirements pursuant to Sections 13(a) and 15(d) of the Exchange Act until all applicable deregistration conditions are satisfied. The delisting was in effect after the close of the market on January 27, 2017 and the Company’s common shares begun quotation on OTC market of the USA (“OTCQX”) under the symbol MGHCF commencing January 31, 2017.

Appointment of new director and officer

The Company appointed Mr. Ken Leigh as the Company’s President in June 2017 and appointed Mr. Michael Durose, a Professional Geologist (P.Geo.) registered in the Province of Ontario, to the Company's Board of Directors effective May 3, 2017.

Stock options granted

During the six months ended June 30, 2017, the Company granted stock options to employees, consultants and directors for the purchase of 2,000,000 common shares at an exercise price of $0.24 per common share. These options vest over an 18-month period from the issue date and will expire on February 6, 2022 if unexercised.

(2)

2.         Investments at Fair Value and Mineral Property Update

2.1       Investments at Fair Value

During the six months ended June 30, 2017, the Company bought and sold common shares of a public company and realized a profit of $46,991.

The Company also acquired a portfolio of common shares, partnership units, and warrants of public companies and a private company. Total unrealized profit from the following investments is $1,023,875.

From July 1, 2017 to the date of this report, the Company used $523,446 to acquire common shares of three public entities from open market with resources on hands.

Investments at fair value held on June 30, 2017

	December 31, 2016	Addition	Fair value Adjustment/ Unrealized profit (loss)	June 30, 2017
	$	$	$	$
Current: (investment in public entities)
-Shares of Minco Silver Corp. (i)	11,770,000	-	660,000	12,430.000
-Shares and partnership units (ii)	-	1,572,248	307,395	1,879,643
-Share purchase warrants (ii)	-	150,000	75,000	225,000
Total, current	11,770,000	1,806,481	1,042,395	14,534,643
Non-current (an investment in a private entity)
-Shares and warrants	537,860	-	(18,520)	519,340
Total	12,307,860	1,806,481	1,023,875	15,053,983

(i) Including to the Company’s investment in public entities are 11,000,000 common shares of Minco Silver Corporation (“Minco Silver”), a Canadian public company. The Company’s interest on Minco Silver was 18.13% ownership on June 30, 2017 and 18.26 % on December 31, 2016. The Company applied the equity method to account for this investment until November 11, 2016 when the Company started to account for this investment at fair value through profit or loss (“FVTPL”).

(ii) The Company also acquired common shares, partnership units, and share purchase warrants of five public entities from open market during the six months ended June 30, 2017.

The Company considers the closing price of public company’s common share at each reporting date as their fair values.

The Company apply Black-Scholes option pricing model to value public company’s share purchase warrants at the reporting date. iii) In December 2016, the Company acquired 5.9% or 400,000 units (“Unit”) of El Olivar Imperial SAC (“El Olivar”), a privately held Peruvian corporation, for US$ 400,000 ($537,860). There was no disposition or further acquisition during the six months ended June 30, 2017.

El Olivar’s principal asset is the wholly owned Planta Sol de Oro gold tailings and processing project located near Nasca, Peru, 445 kilometers south of Lima.

Each Unit consists of one Class A voting share and 1.5 Class A share purchase warrants (the “EI Warrant”), with each full EI Warrant entitling the holder to purchase one additional Class A voting share at a price of US$1.00 per share. The expiry date of the EI Warrant was initially set on July 18, 2017 which has been subsequently revised to the date which is twenty business days following the date on EI Olivar advises all warrant holders in writing that the Company has received the permits necessary to build its mining facilities in Peru.

Minco Gold shall receive an annual cash dividend in U.S. dollars equal to 6% of the invested amount, calculated from the initial date of investment and payable starting on the date that is 18 months from the closing date.

(3)

The Class A Shares may be converted at any time into common shares of El Olivar at the option of the holder. After a period of 10 years from the commencement of commercial production, Class A shareholders will have the option to either convert their Class A Shares to common shares or redeem the shares for cash at face value. The conversion rate will initially be 1:1, subject to customary adjustments.

One director of the Company is also a director, an officer, and a controlling shareholder of EI Olivar.

Since there were no significant changes with respect to EI Olivar’s operating environment during the six months ended June 30, 2017 that may cause a material change to El Olivar’s fair value, it is management’s judgement that the cost of the investment in EI Olivar (US$ 400,000) approximated its fair value as at June 30, 2017, except for the changes caused by change in the foreign exchange rate between US dollars and Canadian dollars.

2.2       Mineral Properties Update

Following the COB, the Company has fully divested all remaining interest in China, being two mineral properties and a receivable (the “Retained Assets”). As at June 30, 2017, the Company did not have direct interest in mineral properties.

3.         Results of Operations

For the three months ended June 30, 2017 and 2016

Three months ended June 30,	2017	2016	2017-2016
	$	$	$
Unrealized loss from investments at fair value	(2,658,959)	-	(2,658,959)
Realized gain from disposition of investments at fair value	46,991	-	46,991
Loss from investments at fair value (i)	(2,611,968)	-	(2,611,968)
Operating recovery (expenses) (ii)	(339,331)	227,524	(566,855)
Other expenses	(103,996)	(72,529)	(31,467)
Net income for the period	(3,055,295)	154,995	(3,210,290)

For the six months ended June 30, 2017 and 2016

Six months ended June 30,	2017	2016	2017-2016
	$	$	$
Unrealized gain from investments at fair value	1,023,875	-	1,023,875
Realized gain from disposition of investments at fair value	46,991	-	46,991
Gain from investments at fair value (i)	1,070,866	-	1,070,866
Operating expenses (ii)	(632,193)	(129,269)	(502,924)
Other expenses	(133,531)	(796,457)	662,926
Net income (loss) for the period	580,142	(925,726)	1,505,868

(i) The amount gain (loss) from investments at fair value incurred in a reporting period depends on the performance of the investments that are held by the Company and will fluctuate from time to time and is difficult to predict. Readers are cautioned that there is no guarantee that similar gain reported in any particular period will be earned in the future.

(ii) The Company had a non-recurring $489,000 gain on legal settlement included in the operating expense (recovery) during the three and six months ended June 30, 2016. There was no similar gain during the same periods in 2017. As a result, the total operating expenses increased.

(4)

3.1       Operating Expenses

The following table is a summary of the Company’s operating expenses for the three months ended June 30, 2017 and a comparison to the same period in 2016:

Three months ended June 30,	ref	2017	2016	Net changes (2017 - 2016)
		$	$	$
Accounting and audit	e	38,324	16,543	21,781
Amortization		874	1,013	(139)
Consulting		18,581	11,989	6,592
Directors’ fees		14,500	13,138	1,362
Exploration cost	a	-	28,770	(28,770)
Gain on legal settlement	b	-	(489,000)	489,000
Investor relations		746	529	217
Legal and regulatory		32,360	30,595	1,765
Office administration expenses	c	46,255	65,434	(19,179)
Investment investigation		37,316	35,000	2,316
Salaries and benefit	f	45,713	29,106	16,607
Share-based compensation	d	101,229	23,993	77,236
Travel		3,433	5,366	(1,933)
		339,331	(227,524)	566,855

(a) Exploration costs decreased by $28,770 to $Nil for the three months ended June 30, 2017. The Company has started the process of divesting its mineral interest in China in late fiscal 2016. As a result, there was no exploration cost incurred in the current period.

(b) Gain on legal settlement was $Nil for the three months ended June 30, 2017 compared to $489,000 in 2016. The Company received $489,000 from a legal settlement in 2016. No similar transaction incurred in 2017.

(c) Office administrative expenses decreased by $19,179 for the three months ended June 30, 2017 from the comparative period of 2016. Insurance expenses in 2017 was less.

(d). Share-based compensation increased by $77,236. The Company granted 2,000,000 options during 2017.

(e) Accounting and audit fees increased in 2017 to account for a one-time fee charged by the auditor for their additional services rendered in this period for 2016 year-end audit.

(f) Salaries and benefit increased as the Company appointed a new President during the second quarter in 2017.

The following table is a summary of the Company’s operating expenses for the six months ended June 30, 2017 and a comparison to the same period in 2016:

Six months ended June 30,	ref	2017	2016	Net changes (2017 - 2016)
		$	$	$
Accounting and audit	e	54,440	36,115	18,325
Amortization		1,747	2,025	(278)
Consulting		36,118	16,526	19,592
Directors’ fees		30,500	27,638	2,862
Exploration cost	a	-	119,768	(119,768)
Gain on legal settlement	b	-	(489,000)	489,000
Investor relations		9,785	10,956	(1,171)
Legal and regulatory	g	56,898	74,011	(17,113)
Office administration expenses	c	102,682	125,478	(22,796)
Investment investigation		83,631	66,450	17,181
Salaries and benefit	f	78,874	63,418	15,456
Share-based compensation	d	164,364	66,854	97,510
Travel		13,154	9,030	4,124
		632,193	129,269	502,924

(5)

Please refer to the discussion regarding the movements for the three months ended June 30, 2017 in the above for items (a), (b), (c), (d), (e), (f).

(g) Legal and regulatory expenditures decreased as the Company voluntarily delisted from the NYSE Mkt in late January 2017.

3.2       Finance and other income (expense)

The following table is a summary of the Company’s other income (expenses) for the three months ended June 30, 2017 and a comparison to the same period in 2016

Three months ended June 30,	2017	2016	2017-2016
	$	$	$
Finance income	8,932	16,060	(7,128)
Foreign exchange gain (loss) (ii)	(112,928)	15,411	(128,339)
Share of gain (loss) from equity investment in Minco Silver (i)	-	(46,060)	46,060
Dilution loss (i)	-	(57,940)	57,940
Total other loss	(103,996)	(72,529)	(31,467)

(i) The Company accounted for its investment in Minco Silver with the equity method until November 11, 2016 when the Company commenced accounting for its investment in Minco Silver at fair value. Accordingly the Company recorded a $46,060 share of loss from Minco Silver, and $57,940 dilution loss during the three months ended June 30, 2016 under the equity method accounting.

(ii) The Company held cash and cash equivalent in US dollar during the three months ended June 30, 2017 and 2016. Appreciation/depreciation of US dollar against Canadian dollar resulted in foreign exchange gain (loss). The Company expects there will be foreign exchange gain (loss) in the future unless the Company ceases to have financial assets denominated in the US dollar.

The following table is a summary of the Company’s other income (expenses) for the six months ended June 30, 2017 and a comparison to the same period in 2016:

Six months ended June 30,	2017	2016	2017-2016
	$	$	$
Finance income	18,474	32,622	(14,148)
Foreign exchange gain (loss) (ii)	(152,005)	(326,278)	174,273
Share of gain (loss) from equity investment in Minco Silver (i)	-	(435,676)	435,676
Dilution loss (ii)	-	(67,125)	67,125
Total other loss	(133,531)	(796,457)	662,926

Please refer to the discussion regarding the movements for the three months ended June 30, 2017 in the above for items (i) and (ii).

4.       Summary of Quarterly Results

Three-month	Net loss attributable to	Net loss
period ended	shareholders	Basic	Diluted
06-30-2017 (vi)	(3,055,295)	(0.06)	(0.06)
03-31-2017(v)	3,360,437	0.07	0.06
12-31-2016 (iv)	8,356,962	0.16	0.16
09-30-2016	(214,168)	0.00	0.00
06-30-2016	154,995	0.00	0.00
03-31-2016 (iii)	(1,080,721)	(0.02)	(0.02)
12-31-2015 (ii)	1,835,084	0.04	(0.00)
09-30-2015(i)	16,057,984	0.32	0.32

(6)

Variations in quarterly performance over the past eight quarters were generally attributed to gain (loss) from the Company’s investments at fair values, the amount of share-based compensation recognized in each period and other incidental gain and loss.

The amount gain (loss) from investments at fair value depends on the performance of the investments that are held by the Company and will fluctuate from time to time and is difficult to predict.

(i) Net income of $16.0 million was earned during the period ended September 30, 2015. The Company recorded a $15.1 million gain from the disposition of its Chinese subsidiaries.

(ii) The Company earned a net income of $1.8 million for the period ended December 31, 2015. The Company recorded a $2.2 million recovery of impairment previously charged.

(iii) The Company had a loss of $1.08 million during the period ended March 31, 2016. The Company recorded a higher than average share of loss from Minco Silver.

(iv and v) The Company earned a net income of $3.3 million and $8.3 million for these periods which was mainly a result of recording significant unrealized gain from its investments at fair value. See discussion in the section 3.

(vi) The Company had a net loss of $3.1million for the period ended June 30, 2017. This was mainly a result of recording an unrealized loss ($2.7 million) from its investments at fair value.

5.          Liquidity and Capital Resources

5.1       Cash Flows

Six months ended June 30	2017	2016
	$	$
Operating activities	(79,856)	(677,717)
Investing activities	-	230,000
Financing activities	-	35,667

The Company used less cash in the operating activities as the Company incurred less operating expense and used less resources to finance its working capital during six months ended June 30, 2017.

5.2       Capital Resources and Liquidity Risk

As at June 30, 2017, the Company’s working capital was $20,440,613 compared to $19,950,841 working capital on December 31, 2016. Working capital increased as the Company’s investments at fair value had a $1.02 million unrealized gain during the current period.

As at June 30, 2017, the Company believes there is sufficient working capital available to meet its current operational requirements.

5.3       Contractual Obligations

There have been no material changes in the Company’s contractual obligations since its recent year ended December 31, 2016.

6.         Off -Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

7.       Transactions with Related Parties

Investments at fair value

Refer to the section 2.1 for description of the Company’s relationship and transaction with its investee, El Olivar.

(7)

Trust agreement with Minco Mining (China) Corp. (“Minco China”)

When the Company disposed its Chinese subsidiaries on July 31, 2015, the Company ceased to have subsidiaries in China. As a result, the Company entered into a trust agreement with Minco China, a subsidiary of Minco Silver, to hold the interest of the Retained Assets (section 2.2) on behalf of the Company. This trust agreement was eliminated on June 30, 2017 after the net proceeds from the disposition of the Retained Assets in 2016, that was previously held by Minco Silver under this trust agreement, was received by the Company during the six months ended June 30, 2017.

Shared office expenses

Minco Silver, Minco Base Metals Corporation (“MBM”), a company with which the Company’s CEO has significant influence over, and Minco Gold share offices and certain operating expenses in Vancouver.

Due from related parties

As at June 30, 2017, the Company had the following amounts due from related parties:

•	$21,127 shared office recoverable from Minco Silver (December 31, 2016 - $205,145)
•	$8,745 shared office recoverable from MBM (December 31, 2016 - $18,527)

The amounts due to and due from related parties are unsecured, non-interest bearing and payable on demand.

Key management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.

For the three and six months ended June 30, 2017 and 2016, the following compensation was incurred and accrued with key management:

	Three months ended June 30,		Six months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Cash remuneration	74,206	67,880	145,368	137,776
Share-based compensation	87,602	16,387	142,257	53,615
Total	161,808	84,267	287,625	191,391

The above transactions were conducted in the normal course of business.

8.       Critical Accounting Judgement and Estimates

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable in the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

Significant Influence of Minco Silver

Management has assessed the level of influence that the Company has on Minco Silver and determined that it has significant influence even though its shareholding has been below 20% since April 22, 2014. This is because of the representation on Minco Silver’s board, common CEO and other shared management.

(8)

The status of an investment entity

Management considered all the available facts and concluded that the Company has met all the three criteria set forth in IFRS 10.27 and became an investment entity as defined in IFRS 10:

•	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;
•	commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
•	measures and evaluates the performance of substantially all of its investments on a fair value basis.

In addition, management considers the Company has all of the typical characteristics of an investment entity set forth in IFRS 10.28:

•	it has more than one investment;
•	it has more than one investor ;
•	it has investors that are not related parties of the entity; and
•	it has ownership interests in the form of equity.

Fair value of investments measured at FVTPL

The Company's investments are recorded at fair value. Management uses their judgment to select a variety of methods and make assumptions that are not always supported by quantifiable market prices or rates. Judgment is required in order to determine the appropriate valuation methodology under this standard and subsequently in determining the inputs into the valuation model used. These judgments include assessing the future earnings potential of investee companies, appropriate earnings multiples to apply, adjustments to comparable multiples, liquidity and net assets. In making estimates and judgments, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistently and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the methodology or assumptions utilized in making these estimates in these Financial Statements. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these Financial Statements and the differences may be material. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values of various assets and liabilities.

The fair values of financial instruments with quoted bid and ask prices are based on the price within the bid-ask spread that are most representative of fair value and may include closing prices in exchange markets. The fair value of the other financial instruments is determined using the valuation techniques considered appropriate.

9.        Accounting Standards Issued but Not Yet Applied

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities are largely carried forward from the existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of this new standard will be for periods beginning on or after January 1, 2018 with early adoption permitted. We are currently evaluating the impact of IFRS 9 on our financial statements and expect to adopt the new standard when it comes to effective.

IFRS 16, Leases, replaces the previous leases standard IAS 17, Leases, and Related Interpretations, and sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). Effective January 1, 2019, an entity can choose to apply IFRS 16, but only if it also applies IFRS 15, Revenue from Contracts with Customers. We do not expect there are significant impacts of the adoption of IFRS 16.

(9)

10.       Financial Instruments

Financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: loans and receivables, other financial liabilities and financial assets measured at fair value through profit or loss.

The following table summarizes the carrying value of financial assets and liabilities as at June 30, 2017 and December 31, 2016.

	June 30,	December 31,
	2017	2016
	$	$
Fair value through profit and loss:
Investments at fair value, current and non-current	15,053,983	12,307,860
Loans and receivables:
Cash	4,343,259	4,575,119
Short-term investment	1,561,316	3,352,062
Receivables	35,981	169,380
Due from related parties	29,872	223,672
Other Financial Liabilities
Accounts payables	115,036	211,427

Fair value measurement

Financial assets and liabilities that are recognized on the balance sheet at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

As at June 30, 2017 and December 31, 2016, financial instruments that are not measured at fair value on the balance sheet are represented by cash, short-term investments, receivable, due from/ to related parties, and account payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

As at June 30, 2017, the Company's financial assets measured at fair values through profit or loss are classified as follows:

	Level 1	Level 2	Level 3
	$	$	$
Investments at fair value, current	14,309,643		225,000 (ii)
Investments at fair value, non-current	-	-	519,340 (i)

(i) The measurement of the fair value of investment in EI Olivar Imperial SAC was classified as level 3 as the fair value was estimated based on the latest market transaction value of this investment.

(ii) The fair value of certain share purchase warrant has been calculated by using the Black-Scholes option pricing model.

(10)

11. Financial risk factors

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, foreign exchange risk, currency risk, interest rate risk, and price risk. Management reviews these risks monthly and when material, they are reviewed and monitored by the Board of Directors.

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and includes the fair value contracts with individual counterparties which are recorded in the financial statements. The Company considers the following financial assets to be exposed to credit risk:

•	Cash and cash equivalents of $4,343,259- To manage credit and liquidity risk the Company places its cash with major financial institutions in two major financial institutions in Canada (subject to deposit insurance up to $100,000).
•	Short-term investment of $1,561,316 - The Company places its short-term investment with a major financial institution in Canada.
•	Investments at fair value - the Company maintained certain amount of its investments at fair value in a segregated account of a major Canadian brokerage firm.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar in Canada. The foreign currency risk is related to the Company’s cash and cash equivalent, marketable securities and investments that may be denominated in US dollar. As at June 30, 2017, the Company had the following cash, cash equivalent, investments denominated in US dollar:

•	Investment of $519,340 (US$400,000);
•	Cash and cash equivalent of approximately $4.0 million (US$ 3.0 million).

A 10% change in the currency exchange rate (US$ to C$) will affect the Company’s net income (loss) in a given period by approximately $0.45 million. The Company does not have currency hedge for its foreign exchange exposure.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.

The Company holds short-term investments such as guaranteed investment certificates at fixed interest rates. As a result, the Company is not exposed to significant interest rate risk.

Price Risk

Price risk is the risk that the fair value of an investment measured at FVTPL will fluctuate because of changes in market prices (other than those arising from foreign currency risk or interest rate risk). The Company is subject to price risk through its public equity investments.

The Company's investments in private company are also subject to price risk as they are impacted by many general and specific market variables.

A 10% increase/decrease in the value of all investments at fair value would result in an approximately $1.50 million impact to the Company’s net income.

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A comprehensive discussion of risk factors is included in the Company's annual report on Form 20-F for the year ended December 31, 2016, available on SEDAR at www.sedar.com.

12.       Disclosure Controls and Procedures and Internal Controls over Financing Reporting

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design the Company’s internal control over financial reporting is the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Since the recent year ended December 31, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

13.       Cautionary Statement on Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain “forward looking information” and “forward looking statements” within the meaning of applicable securities laws, which reflect management’s current expectations, assumptions, and beliefs of the Company as of the date of such information or statements. Generally, forward looking statements and information can be identified by the use of forward looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: but are not limited to, statements with respect to: the Company’s future growth, results of operations, performance and business prospects, opportunities, the Company’s investment strategy, investment process, and competitive advantage, growth expectation and opportunities, the availability of future acquisition opportunities and use of the proceeds from financing.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward looking information. All the forward-looking information and statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail under the section entitled "Item 3: Key Information - D. Risk Factors" in the Company's annual report on Form 20-F for the year ended December 31, 2016 that is available on SEDAR at www.sedar.com. The forward-looking information and statements are made as of the date of this document, and we assume no obligation to update or revise them except as required pursuant to applicable securities laws.

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